Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283114

Supplement to
Proxy Statement/Prospectus Dated January 27, 2025

NXU, INC.
1828 N. Higley Rd. Suite 116
Mesa, AZ 85205

As previously disclosed in the Form 424(b)(3) prospectus filed by Nxu, Inc., a Delaware corporation (“Nxu”) on January 27, 2025 (the “424(b)(3) Prospectus”), Nxu entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 23, 2024, by and among Nxu, Verde Bioresins, Inc. (“Verde”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), and Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), pursuant to which Merger Sub I will merge with and into Verde (the “First Merger”), with Verde surviving the First Merger and continuing as a wholly-owned subsidiary of Nxu. Promptly following the effective time of the First Merger, and as part of an integrated plan with the First Merger, Verde will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Merger”), whereupon the separate corporate existence of Verde shall cease, and Merger Sub II will survive the Second Merger as a wholly-owned subsidiary of Nxu.

In connection with the proposed transaction, Nxu filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-283114) (the “Registration Statement”) containing a proxy statement/prospectus with detailed information about Nxu, Verde, the special meeting of stockholders of Nxu (the “Nxu special meeting”), the Merger Agreement, the Merger and various proposals being considered at the Nxu special meeting (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on January 27, 2025, and the Proxy Statement/Prospectus was first mailed to Nxu’s stockholders on or about January 28, 2025.

Following the filing of the 424(b)(3) Prospectus, two lawsuits have been filed in the Supreme Court of the State of New York by purported stockholders of Nxu, each naming Nxu and the members of its board of directors (the “Nxu board of directors”) as defendants (the “Complaints”). The Complaints generally allege that the 424(b)(3) Prospectus contains materially misleading and incomplete information concerning, among other things: (i) the financial projections for Verde and Nxu, (ii) the financial analysis of Lake Street Capital Markets, LLC (“Lake Street”), financial advisor to Nxu in connection with the Merger, and (iii) the alleged potential conflicts of interest faced by Lake Street, Nxu’s Chief Executive Officer, Mark Hanchett, and Nxu’s President, Annie Pratt. The Complaints also seek to enjoin the transaction, rescind the transaction should it be consummated or an award of damages if the transaction is consummated, and an award of fees and expenses.

Nxu has also received additional correspondence from law firms claiming to represent purported stockholders, who have made certain demands relating to the Merger, including that additional disclosures be provided (the “Demands”). Nxu cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any such litigation relating to the Merger. If additional similar complaints are filed or additional demands are received, absent new or materially different allegations, Nxu and/or Verde will not necessarily disclose them.

Nxu and other named defendants in the Complaints deny that they have violated any laws or breached any duties to Nxu’s stockholders, and Nxu denies all allegations in the Complaints and Demands. Solely to eliminate the burden and expense of litigation, to moot plaintiffs’ disclosure claims, and to avoid potential delay or disruption to the proposed transaction, Nxu and Verde have determined to voluntarily supplement the Proxy Statement/Prospectus with the below supplemental disclosures. Nxu and Verde believe that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and nothing in the below supplemental disclosures or otherwise shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

Nxu and Verde are supplementing the Proxy Statement/Prospectus with certain additional information set forth below (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. The information contained herein speaks only as of February 3, 2025, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is indicated below by bold underlined text and deleted text within restated paragraphs from the Proxy Statement/Prospectus is indicated below by ~~strikethrough text~~.

Defined terms used in this proxy statement/prospectus supplement and not defined herein shall have the meanings given to such terms in the Proxy Statement/Prospectus.

The date of this Supplement is February 7, 2025.

The Supplemental Disclosures are as follows:

February 2025 Verde Financing

The following disclosure updates the disclosures in the section entitled “VERDE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Recent Developments” on pages 210-213 of the Proxy Statement/Prospectus, the section entitled “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS — Certain Relationships and Related Person Transactions — Verde” on pages 253-257 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

On January 31, 2025, Verde’s board of directors approved Verde’s issuance of one or more senior secured promissory notes in the aggregate principal amount of up to $1,000,000 to Humanitario Capital, LLC (“Humanitario”).

On February 3, 2025, Verde issued to Humanitario a senior secured promissory note (the “February 2025 Secured Note”) with an aggregate principal amount of $500,000, which accrues interest commencing on and including February 3, 2025, at a fixed rate equal to 10% per annum, compounded monthly (the “February 2025 Financing”). Pursuant to the February 2025 Secured Note, Verde may prepay in whole or in part the unpaid principal and any accrued but unpaid interest under the February 2025 Secured Note (the “February 2025 Outstanding Amount”) at any time. In addition, Verde has agreed to use the proceeds of any equity financing occurring after the issue date of the February 2025 Secured Note to pay the February 2025 Outstanding Amount. The February 2025 Outstanding Amount shall be due and payable upon demand of the holder of the February 2025 Secured Note on or after May 4, 2025 or the occurrence of an event of default (as defined in the February 2025 Secured Note). The February 2025 Secured Note is secured by all of Verde’s tangible and intangible property (including any and all cash and/or noncash proceeds of the foregoing). The February 2025 Secured Note is not convertible into Verde common stock.

Verde’s Liquidity and Capital Resources

The following disclosure replaces in its entirety the disclosure included in the fifth paragraph under the section entitled “VERDE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Liquidity and Capital Resources” on pages 219-220 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

Subsequent to the date of the Proxy Statement/Prospectus and prior to the completion of the Merger, Verde expects that it may raise additional bridge funding. Verde expects additional bridge funding from Humanitario, in an amount expected to be up to $1.0 million, to be in the form of senior secured notes, and Verde expects that the terms of any such notes would likely be on terms similar to the February 2025 Secured Note, as described above under “— February 2025 Verde Financing”. Verde may also seek to raise additional bridge financing, expected to be in an amount of up to $5.0 million, prior to the completion of the Merger from other sources, on terms mutually agreeable between Verde and such other sources. Verde expects that any such bridge financing from other sources may be convertible into Verde common stock and that Verde would likely use a portion of the proceeds from any such other bridge financing to repay bridge financing received from Humanitario.

Certain Legal Proceedings

The following disclosure replaces in its entirety the disclosure included under the section entitled “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS — Certain Legal Proceedings” on page 14 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

On January 28, 2025, an action captioned Mark Stevens v. Nxu, Inc., et al., Case No. 650533/2025 and an action captioned Michael Lewis v. Nxu, Inc., et al., Case No. 650541/2025 were filed in the Supreme Court of the State of New York (the “Complaints”). The Complaints claim that the proxy statement/prospectus filed by Nxu on January 27, 2025 contains materially misleading and incomplete information concerning, among other things: (i) the financial projections for Verde and Nxu, (ii) the financial analysis of Lake Street, and (iii) the alleged potential conflicts of interest faced by Lake Street and the Nxu Insiders. The Complaints also seek to enjoin the transaction, rescind the transaction should it be consummated or an award of damages if the transaction is consummated, and an award of fees and expenses.

As of ~~the date of this proxy statement/prospectus~~ February 6, 2025, Nxu has, to its knowledge, received ~~eight~~ thirteen letters from purported Nxu stockholders alleging certain disclosure deficiencies in (i) the proxy statement/prospectus filed by Nxu on November 12, 2024, and (ii) the prospectus filed pursuant to Rule 424(b)(3) by Nxu on January 27, 2025, three of which also sought to inspect certain books and records of Nxu related to the Merger and related matters pursuant to Section 220 of the DGCL.

The outcome of the matters described above cannot be predicted with certainty. Additional demands may be received or additional complaints may be filed in connection with the Merger and the transactions contemplated by the Merger Agreement and this proxy statement/prospectus. If such additional demands are made or additional complaints are filed, absent new or different allegations that are material, Nxu and/or Verde will not necessarily announce such additional demands or complaints.

Questions and Answers about the Merger

The following disclosure amends and restates in its entirety the first paragraph of the response to the question found in the section entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER — Q: Did the Nxu Board of Directors receive a Fairness Opinion from a Financial Advisor?” on pages 77-78 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

A:     Yes. Nxu engaged Lake Street to render an opinion as to the fairness, from a financial point of view, of the Verde Enterprise Value used to determine the Closing Merger Consideration to Nxu. Lake Street is a full-service securities firm that provides, among other things, investment banking services and regularly is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other valuations for estate, corporate and other purposes. Nxu’s board of directors decided to use the services of Lake Street because it is a recognized provider of investment banking services that has experience in similar matters. Further, the Nxu board of directors did not find any potential conflicts of interest between Lake Street and any of Nxu’s officers or directors. Lake Street rendered its final written opinion to Nxu’s board of directors on October 19, 2024, which was consulted by the Nxu board of directors in a meeting of the Nxu board of directors held on October 23, 2024.

Opinion of Financial Advisor

The following disclosure amends and restates in its entirety the final paragraph of the section entitled “THE MERGER — Opinion of Financial Advisor — Summary of Material Financial Analysis” on pages 110-116 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

Lake Street was engaged by Nxu to provide an opinion to the board of directors of Nxu in connection with the Merger. Pursuant to its engagement letter with Lake Street, Nxu has agreed to pay Lake Street a fixed fee of $125,000 in cash payable upon the delivery of its fairness opinion to the board of directors, which fee is payable without regard to the conclusions in the fairness opinion or whether such opinion is accepted.

Certain Verde Projected Financial Information

The table and footnotes that appear under the heading “The following table presents a summary of the Verde Projections prepared by Verde management” that appear on page 118 of the Proxy Statement/Prospectus within the disclosure included in the section entitled “THE MERGER — Certain Verde Projected Financial Information” beginning on page 116 of the Proxy Statement/Prospectus are hereby amended and restated in their entirety as follows.

($ in thousands, except for percentages)	2024E	2025E		2026E	2027E	2028E
Total Revenue	972	41,727		389,872	945,000	1,121,875
Total Expenses	6,068	39,447		289,604	607,425	718,090
Gross Profit	303	16,443		154,186	433,737	*
Gross Margin	31%	39%		40%	46%	*
PolyEarthylene EBITDA(1)	(5,096)	2,280		100,269	337,575	403,785
PolyEarthylene EBITDA(1) Margin	(524.1)%	5.5%		25.7%	35.7%	36.0%
Equity Investment	5,750	50,700	(2)	—	—	—
Expenses	—	(5,000	)(3)	—	—	—
Capital Expenditures and Other Additional Costs(4)	1,330	38,750		32,800	18,750	800
Taxes	—	—		—	49,621	119,828
Depreciation and Amortization	(437)	(1,617)		(3,005)	(4,235)	(4,357)
Net Change in Net Working Capital	(4,706)	14,340		104,269	345,575	403,785

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*        Not provided.

(1)      EBITDA is a non-GAAP financial measure and is defined as earnings before interest, taxes, depreciation and amortization.

(2)      Reflects forecasted assumed capital raise.

(3)      Reflects forecasted assumed investment banking, legal and accounting related expenses.

(4)      Reflects forecasted assumed capital expenditures and other additional costs consisting primarily of building fitup, manufacturing equipment, research and development equipment and raw materials inventory.

VERDE AND NXU DO NOT INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE VERDE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE (WHICH WAS OCTOBER 2024) OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The foregoing projections and the other prospective financial information included in this proxy statement/prospectus supplement and the Proxy Statement/Prospectus were not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Such information is not fact and should not be relied upon as predictive of actual results with respect to any historical or future period reflected therein and readers of this proxy statement/prospectus should not place undue reliance, if any, on such information.

The foregoing projections are included in this proxy statement/prospectus supplement solely to give Nxu’s and Verde’s stockholders access to certain long-term financial analyses and forecasts that were made available in October 2024 to Nxu and its financial advisor, and is not included in this proxy statement/prospectus supplement to influence a Nxu stockholder’s decision whether to vote for the Transaction Proposal (as defined in the Proxy Statement/Prospectus or for any other purpose. The inclusion of the foregoing projections or any other projections in this proxy statement/prospectus supplement or the Proxy Statement/Prospectus does not constitute an admission or representation that the information is material. The inclusion of any such projected financial information should not be regarded as an indication that Verde and/or its affiliates, officers, directors, advisors or other representatives consider the Verde Projections to be necessarily predictive of actual future events and this information should not be relied upon as such. None of Verde, Nxu and/or their respective affiliates, officers, directors, advisors or other representatives gives any stockholder of Nxu or Verde any assurance that actual results, whether for 2024, 2025 or any other future year, or for any quarter or other period within any such years, or for any other period (historical or future), will not differ materially from the Verde Projections. For example, as of the date of this proxy statement/prospectus supplement, Verde’s actual total revenues for 2024 (unaudited) is expected to be approximately $89,000, which is significantly lower than what was projected in the Verde Projections. The Verde Projections do not take into account any circumstances, transactions or events occurring after the October 2024 date on which they were prepared.

Background of the Merger

The following sentence is hereby added to the end of the eighth paragraph of the section entitled “THE MERGER — Background of the Merger” on page 102 of the Proxy Statement/Prospectus.

During such conversations, neither Verde nor Nxu contemplated that any of the Nxu executive officers would continue to be employed by the combined company following the Merger.

Description of Capital Stock

The following disclosure amends and restates in its entirety the disclosure included in the first paragraph of the table in the section entitled “DESCRIPTION OF CAPITAL STOCK — Proposed A&R Charter” on page 270 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

The Proposed A&R Charter provides that the total number of authorized shares of all classes of capital stock is ~~5,010,000~~ 5,010,000,000 shares, consisting of (a) ~~5,000,000~~ 5,000,000,000 shares of common stock, par value $0.0001 per share, and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share.

The following disclosure amends and restates in its entirety the disclosure included in the first paragraph of the table in the section entitled “COMPARISON OF RIGHTS OF HOLDERS OF NXU CAPITAL STOCK AND VERDE CAPITAL STOCK — Nxu (Post-Merger) — Authorized Capital Stock” on page 280 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

The combined company will be authorized to issue ~~5,000,000~~ 5,000,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are expected to be issued and outstanding upon completion of the Merger.

Notes to Condensed Consolidated Financial Statements

In order to correct a typographical error, the footnote inadvertently included in the disclosure in the penultimate paragraph under the section entitled “NXU, INC. AND SUBSIDARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — Note 13 — Stock-based Compensation and Common Stock” on page F-88 of the Proxy Statement/Prospectus has been deleted as follows.

As of the date of this proxy statement/prospectus, Nxu is engaged in further discussion with Lynx about the terms of the Amended Note, which is due immediately.~~15~~

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~~15      Nxu: Please confirm.~~

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